April 25, 2006

Eric D. Tanzberger
Senior Vice President and
 Corporate Controller
Service Corporation International
1929 Allen Parkway
P.O. Box 130548
Houston, TX 77219-0548

> **Re:** **Service Corporation International (File No. 1-06402)**
> **Form S-4 filed on March 22, 2006**
> **File No. 333-132617**

Dear Mr. Tanzberger:

In your letter dated April 14, 2006 you request a waiver of certain historical financial information and pro forma financial information related to Alderwoods Group, Inc. (File No. 0-33277), as required by Item 14(e) of Form S-4. Your letter states that the acquisition of Alderwoods Group, Inc. is a "probable" acquisition and that Alderwoods Group, Inc. meets the significant subsidiary condition at the 50 percent level, thereby triggering the requirements of Rule 3-05 of Regulation S-X. Your letter also states that the Form S-4 (File No. 333-132617) is registering exchange notes to be issued in connection with an exchange offer for private notes originally issued in June 2005.

We will not waive the requirement under Form S-4 for you to provide audited financial statements for Alderwoods Group, Inc. for the three years ended December 31, 2005, or the requirement to provide pro forma financial information compliant with Article 11 of Regulation S-X reflecting the impact of the probable acquisition.

The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3400.

Sincerely,

Sondra Stokes
Associate Chief Accountant